As filed with the Securities and Exchange Commission on October 11, 2016    333-171833

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

INTERNATIONAL CONSOLIDATED AIRLINES GROUP, S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Spain
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 604-1666
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 Telephone: (212) 319-7600
It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on __________ at __________

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two CREST Depository Interests representing ordinary shares of International Consolidated Airlines Group, S.A.
	n/a	n/a	n/a	n/a
CREST Depository Interests representing ordinary shares of International Consolidated Airlines Group, S.A.	n/a	n/a	n/a	n/a***

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

***	Pursuant to Rule 457(k), the fee is computed on the basis that no fees or charges are to be imposed in connection with the issuance of CREST Depository Interests.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)	Statement that International Consolidated Airlines Group, S.A. publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (www.iagshares.com) or through an electronic information delivery system generally available to the public in its primary trading market.	Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Deposit Agreement, dated as of January 24, 2011, by and among International Consolidated Airlines Group, S.A., Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. – Previously filed.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement, including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto. – Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt at least thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among International Consolidated Airlines Group, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 11, 2016.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing two Crest Depository Interests representing ordinary shares of International Consolidated Airlines Group, S.A.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

By:	/s/ Michael Curran
Name:	Michael Curran
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, International Consolidated Airlines Group, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the United Kingdom on October 11, 2016.

International Consolidated Airlines Group, S.A.

By:	/s/ Willie Walsh
Name:	Willie Walsh
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities indicated on October 11, 2016.

Signatures	Capacity

/s/ Antonio Vázquez Romero*	Chairman
Antonio Vázquez Romero

/s/ Sir Martin Broughton*	Deputy Chairman
Sir Martin Broughton

/s/ Willie Walsh*	Chief Executive Officer and Director
Willie Walsh

/s/ Enrique Dupuy*	Chief Financial Officer and Director
Enrique Dupuy

Director
María Fernanda Mejía

Director
César Alierta Izuel

Director
Patrick Cescau

/s/Alberto Terol Esteban	Director
Alberto Terol Esteban

/s/ Baroness Kingsmill*	Director
Baroness Kingsmill

/s/ James Lawrence*	Director
James Lawrence

Director
Dame Marjorie Scardino

Director
Kieran Poynter

/s/Donald J. Puglisi*	Authorized Representative in the United States
Donald J. Puglisi Puglisi & Associates

*By:	/s/Willie Walsh
Name:	Willie Walsh
Title:	Power of Attorney

INDEX TO EXHIBITS

Exhibit Number

(a)(2) Form of Amendment to Deposit Agreement

(e) Rule 466 Certification